(a joint stock limited company incorporated in the People’s Republic of China)
Stock Code: 525
RESULTS OF THE ROUTINE INSPECTION BY THE SHENZHEN
REGULATORY BUREAU OF THE CSRC ON THE COMPANY
The Shenzhen Regulatory Bureau of The China Securities and Regulatory Commission (the Shenzhen Regulatory Bureau) has been conducting routine and standardized assessment on the listed companies in Shenzhen from time to time. In October 2008, a routine inspection (the Inspection) was conducted by the Shenzhen Regulatory Bureau on Guangshen Railway Company limited (“the Company”; HKEx: 525) and the results of the Inspection were released in January 2009. The Shenzhen Regulatory Bureau has provided various recommendations to the Company in relation to its corporate governance and public disclosure following the Inspection.
The results of the Inspection are summarized below:
Public disclosure
It has been revealed that the Company’s annual reports for the financial year ended 31 December 2007 which were distributed in the Mainland China contained the following inadequacies:
(a)	the Company has itemized the “medical insurance premiums for former and retired employees” of RMB258 million which was assumed by the Company following the acquisition of Yangcheng Railway, under the category of “compensation of terminated employees” . The Shenzhen Regulatory Bureau commented that the amount of RMB258 million should be separately itemized and disclosed as part of the Company’s “retirement benefit obligations” for clarity purpose;

(b)	the opening balance of the Government grant was wrongly stated in the notes of the financial statements although the relevant figure was accurately disclosed in the balance sheet; and

(c)	the financial statements were prepared in accordance with “Accounting Standards for Business Enterprises” in full compliance of the relevant laws and regulations but it was wrongly stated in the financial statements that “Accounting

Measures for Railway Transportation Enterprises” was adopted.
The Company wishes to clarify the following facts:
(i)	the difference in the itemization of the medical insurance premiums as stated in paragraph (a) above relates only to different forms of information presentation and does not affect the substance of the Company’s financial statements and, in particular, does not affect the figure relating to the total amount payable to the Company’s employees as stated in the balance sheet;

(ii)	the errors as described in paragraphs (b) and (c) above are pure clerical mistakes and do not affect the overall accuracy or completeness of the Company’s financial statements; and

(iii)	the above inadequacies and errors only appeared in the Company’s onshore annual reports and not in those annual reports of the Company for the same period which were distributed in Hong Kong.
The Company would like to reassure the public investors that the disclosure in the Company’s onshore and offshore annual reports for the financial year ended 31 December 2007 was accurate and complete in all material respects and not misleading or deceptive in any way.
Corporate Governance
The Shenzhen Regulatory Bureau has also commented that although the Company is under the supervision of its largest shareholder Guangzhou Railway (Group) Company (GR Group Company), which is a state-owned railway transportation enterprise under the administration of the Ministry of Railway (MOR) of the PRC and carries administrative functions as an industry regulator to monitor the railway transportation industry in which the Company operates, and the Company is required to regularly report its operation to GR Group Company and the MOR, the Company should continue to maintain its independence in its preparation of budgets and future plans and endeavor to minimize the influence of GR Group Company and the MOR in these respects.
The Shenzhen Regulatory Bureau has further pointed out to the Company that certain updating of its current internal guidelines in line with the latest laws and regulations, in particular those relating to funds management, investments and corporate meeting procedures, is required.
The Company is appreciative of the Shenzhen Regulatory Bureau’s efforts in the Inspection and has formulated a series of improvement measures which have taken into consideration the comments and recommendations provided by the Shenzhen Regulatory Bureau.

Compliment by the Shenzhen Regulatory Bureau to the Secretaries of the Board
In February 2009, the Shenzhen Regulatory Bureau released the “Decision on Compliment to the Secretaries of the Board for their Contribution to Advocating the Restrictions on Corporate Governance of the Listed Companies in the year of 2008” . The company secretary of the Company was named among the 23 company secretaries of listed companies in Shenzhen which the Shenzhen Regulatory Bureau considers having exceptional outstanding performance in the enhancement of corporate governance standard, the strengthening of the internal information management and disclosure system, and the implementation of the regulatory requirements.
The Company will continue to strengthen its internal system, further improve its corporate governance and strive for excellence.
17 March 2009